

October 10, 2024

Todd Smith
Chief Financial Officer
Wheels Up Experience Inc.
2135 American Way
Chamblee, Georgia 30341

  Re: Wheels Up Experience Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    Filed March 7, 2024
    File No. 001-39541

Dear Todd Smith:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation